January 28, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4561
Washington, D.C. 20549

Attention:	H. Christopher Owings Assistant Director

Re:
Global Axcess Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 3, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
Forms 10-Q for Fiscal Quarters Ended
March 31, 2010, June 30, 2010 and September 30, 2010
Filed May 5, 2010, August 11, 2010 and November 10, 2010, respectively
File No. 000-17874

Dear Mr. Owings:

On behalf of Global Axcess Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 29, 2010 with respect to the Company’s Form 10-K, Definitive Proxy Statement on Schedule 14A and Forms 10-Q filed with the Commission on the dates referenced above in 2010.  For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below.  The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter.  For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Form 10-K for Fiscal Year ended December 31, 2009

Business, page 4

Intellectual Property, page 10

1.	Please disclose the duration of your intellectual property. See Item 1.01(h)(4)(vii) of Regulation S-K.

For our registered and active trademarks, as well as our trademark applications pending, the duration of such intellectual property is unlimited provided that such marks continue to be in use.  The Company has no other intellectual property that is subject to limited duration.  This disclosure will be included in future filings with the Commission containing this item.

Risk Factors, page 14

2.
Some of your risk factors include only a tagline and do not specifically describe the risks and such risks’ affect on your business, financial condition or results of operations.  Please revise these risk factors to specifically address such matters and provide us with your proposed disclosure.

With respect to the following risk factors contained in the Form 10-K for the fiscal year ended December 31, 2009, we have expanded the disclosure in the manner detailed below.  To the extent that these risk factors continue to be applicable in the Company’s future filings, such disclosure will continue to be used and updated as appropriate:

•	Changes in laws or card association rules affecting our ability to impose surcharge/convenience fees and continued customer willingness to pay surcharge/convenience fees;

Consumer activists have from time to time attempted to impose local bans or limits on surcharge fees.  Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds.  However, those efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine in these contexts, those efforts could receive more favorable consideration than in the past.  Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.

•	Our ability to form new strategic relationships and maintain existing relationships with issuers of credit cards and national and regional card organizations;

We have a significant number of customer and vendor relationships with financial institutions in all of our key markets, including relationships in which those financial institutions pay us for the right to place their brands on our devices.  Additionally, we rely on a small number of financial institution partners to provide us with the cash that we maintain in our ATMs.  Turmoil in the global credit markets in the future, such as the one recently experienced, may have a negative impact on those financial institutions and our relationships with them.  In particular, if the liquidity positions of the financial institutions with which we conduct business deteriorate significantly, these institutions may be unable to perform under their existing agreements with us.  If these defaults were to occur, we may not be successful in our efforts to identify new branding partners and cash providers, and the underlying economics of any new arrangements may not be consistent with our current arrangements.  Furthermore, if our existing bank branding partners or cash providers are acquired by other institutions with assistance from the Federal Deposit Insurance Corporation (“FDIC”), or placed into receivership by the FDIC, it is possible that our agreements may be rejected in part or in their entirety.  If these situations were to occur, and we were unsuccessful in our efforts to enter into similar agreements, our future financial results would be negatively impacted.

•	Our ability to expand our ATM based business;

Persons seeking ATM services have numerous choices.  These choices include ATMs offered by banks or other financial institutions and ATMs offered by Independent Sales Organizations (“ISOs”) such as us.  Some of our competitors offer services directly comparable to ours while others are only indirect competitors.  We believe that there will be continued consolidation in the ATM industry in the United States.  New competitors could emerge and acquire significant market share.  This competition could prevent us from obtaining or maintaining desirable locations, reduce the transaction volume on our machines, affect the transaction fee levels we charge or require us to increase our merchants’ share of transaction fees thus lowering our profit margin. The occurrence of any of these factors could limit our growth or reduce our sales and income.

•	The availability of financing at reasonable rates for vault cash and for other corporate purposes, including funding our ATM expansion plans;

In the future, we may need financing to obtain vault cash (which we use to fill ATMs), to fund new purchases of ATMs or for other corporate purposes.  If we are unable to obtain such financing, or are unable to obtain it at reasonable rates, operations of certain ATMs or our ability to expand our ATM network could be adversely affected and our operating results would be negatively impacted.

•	Our ability to maintain our existing relationships with Food Lion and Kash n’ Karry;

Food Lion, and its affiliated company Kash n’ Karry, are the largest merchant customers in our portfolio, representing approximately 26.8% of our total revenues for the year ended December 31, 2009. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with Food Lion and Kash n’ Karry.  If we are unable to maintain the working relationship with Food Lion and Kash n’ Karry, or are unable to extend the relationship on favorable terms, our financial results would be significantly impacted.

•	Our ability to keep our ATMs at other existing locations and to place additional ATMs in preferred locations at reasonable rental rates;

The loss of any of our largest merchants or a decision by any one of them to reduce the number of our devices placed in their locations would result in a decline in our revenues.  Furthermore, if their financial condition were to deteriorate in the future and, as a result, one of more of these merchants was required to close a significant number of their domestic store locations, our revenues would be significantly impacted. Additionally, these merchants may elect not to renew their contracts when they expire.  Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If, for these reasons, we are unable to maintain existing favorable locations for our ATMs, or if we are unable to secure preferred locations at favorable rental rates for future placement of our ATMs with existing or new customers, it could result in a decline in our revenues and gross profits.

•	The extent and nature of competition from financial institutions, credit card processors and third party operators, many of whom have substantially greater resources;

Clients seeking ATM services have numerous choices. These choices include ATMs offered by banks or other financial institutions and ATMs offered by ISOs (independent sales organizations) such as us.  The banks and financial institutions and larger ISO’s may have more available financial resources that we do which may afford them to offer more competitive bids to acquire additional market share.  This competition could prevent us from obtaining or maintaining desirable locations, reduce the transaction volume on our machines, affect the transaction fee levels we charge or require us to increase our merchants’ share of transaction fees thus lowering our profit margin.  The occurrence of any of these factors could limit our growth or reduce our sales and income.

•	Our ability to maintain our ATMs and information systems technology without significant system failures or breakdowns;

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, Electronic Financial Transactions Networks (“EFTNs”) and other service providers.  Any significant interruptions could severely harm our business and reputation and result in a loss of sales.  If we cause any such interruption, we could lose the confidence of merchants under contract with us and or damage our relationships with them.  Our systems and operations, and those of our transaction processors, EFTNs and other service providers, could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses.  We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions.  Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

•	Our ability to develop new products and enhance existing products to be offered through ATMs, and our ability to successfully market these products;

Should the ATM industry decline, our future success depends in part on offering new products and services to our existing client base.  Should we not be able to offer new products or additional services, our future results from operations could be materially impacted.

•	Our entrance into the DVD kiosk business could be cash dilutive;

We plan to expand our operations in the DVD kiosk business.  While we have had success in generating positive cash flow from our ATM business, our DVD model requires significant rental transaction volumes to make it economically feasible to purchase and deploy DVD kiosks.  Should we not be successful in achieving the rental transaction volumes to generate positive cash flow, the DVD kiosk business could materially impact the cash flows of the Company.

•	Our ability to retain senior management and other key personnel;

Our future success depends in part on the performance of our executive officers and key employees.  The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition.

Properties, page 21

3.	Please expand your disclosure to provide the lease termination date for each of your listed properties.

The Company does not own any real property.  The following table sets forth certain information about the Company’s leased properties as of December 31, 2009.

Location	Approximate Square Footage	Lease Term	Use

Jacksonville, Florida	5,841 sq. ft.	July, 2012	General office use; operations, accounting, sales, and related administration.

West Columbia, South Carolina	3,600 sq. ft.	Month to Month	General warehouse use, equipment storage, and maintenance operations.

Jacksonville, Texas	5,000 sq. ft.	Month to Month	General office and warehouse use, equipment storage, customer service, and maintenance operations.

Duluth, Georgia	250 sq. ft.	Month to Month	General office use and administration.

In general, all facilities are leased under operating leases and are in good condition.  Commencing in May 2007, the Company entered into a lease for their Jacksonville, Florida office.  The term of this lease is for a period of 62 months.  The Company entered into a new office lease in Jacksonville, Texas which, effective February 1, 2009, became a month to month lease.  The Company also leases a warehouse facility in South Carolina which is a month to month lease and a facility in Georgia is also on a month to month term.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

4.
You disclose three trends on page 27 that you state are signs that your industry is in decline.  Please discuss these trends with respect to how they will affect your liquidity, capital resources and results of operations, including any quantifiable impact that such trends may have on your liquidity, capital resources and results of operations.  See Items 303(a)(1), 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K, Section III.B to Release 33-6835 (May 18, 1989) and Section III.B.3 to Release 33-8350 (December 29, 2003).

Should the signs of industry decline come to fruition, it could negatively impact our results of operations by decreasing revenues and placing downward pressure on earnings.  It could also make the availability of capital resources more difficult to obtain and could negatively impact our ability to more aggressively pay down debt, both of which could affect our results of operations.

Liquidity and Capital Resources, page 32

Operating Activities, page 32

5.
Please discuss the reasons your net cash provided by operating activities increased 49.2% from 2008 to 2009.  See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release 33-6835 (May 18, 1989).

Net cash provided by operating activities increased 49.2% from 2008 to 2009.  The timing of changes in our working capital balances contributed to this increase, as we settled approximately $1.3 million less of payables and accrued liabilities than we did during 2008.

Working Capital, page 32

6.
Please discuss the specific aspects of your business plan that, if achieved, will allow you to have sufficient working capital to meet you 2010 obligations.  See Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, Section III.C to Release 33-6835 (May 18, 1989) and Section II.A.1 to Release 33-8056 (January 22, 2002).

Our business plan calls for the Company to achieve sufficient revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization) and positive cash flows to meet our current and future obligations.  Achieving that business plan is contingent upon being successful in securing new profitable ATM and DVD clients as well as maintaining profitability on existing ATM and DVD locations. If that business plan is achieved, the Company will have sufficient working capital to meet our 2010 obligations.
Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting, page 37

7.
Please confirm to us and revise and clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, please delete the second sentence, which contains the disclaimer regarding your controls and procedures.

The Company hereby confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at this reasonable assurance level at the end of the time period specified.

The Company will amend the disclosure affected by the comment above under Item 9A(T) on its Form 10-K for the fiscal year ended December 31, 2009, and in future filings, to read as follows:

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures.  Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

8.
Please confirm to us and revise and clarify, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, please simply conclude that your disclosure controls and procedures are effective, or are effective at a reasonable assurance level per comment 7, without inclusion of the descriptions of effectiveness in the last sentence.  See Exchange Act Rule 13a-15(e).

The Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are also effective during the time period, to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company’s revision to its disclosure given under Item 9A on Form 10-K (or Item 9A-T as the case may be), to be made pursuant to comment 7 above, is repeated in response to this comment, and should address this comment in full.

Management’s Report on Internal Control Over Financial Reporting, page 37

9.	Please confirm to us and revise to clarify, if true, that your internal control system over financial reporting includes the policies and procedures set forth in Exchange Act Rule 13a-15(f)(1)-(3).

The Company’s internal control system over financial reporting includes the policies and procedures set forth in Exchange Act Rule 13a-15(f)(1)-(3).

The Company will provide this disclosure in its future filings with the Commission requiring this item.  Further, the Company will amend the disclosure affected by the comment above under Item 9A(T) on its Form 10-K for the fiscal year ended December 31, 2009 to read as follows:

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  The Company’s management, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of our businesses.  Based on its evaluation under the framework in “Internal Control—Integrated Framework,” the Company’s management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Signatures, page 42

10.
Please identify the individuals that have signed the Form 10-K in their capacities as your principal executive officer, principal financial officer, and controller or principal accounting officer, by indicating such capacities underneath each individuals’ titles.  See General Instruction D(2)(a) to Form 10-K.

The following individuals signed the Form 10-K for the fiscal year ended December 31, 2009 (and are anticipated to sign the Form 10-K for the fiscal year ended December 31, 2010) in their capacities as principal executive officer, principal financial officer, and principal accounting officer:

/S/ Michael J. Loiacono	Chief Financial Officer and Chief Accounting Officer
Michael J. Loiacono	(principal financial officer and principal accounting officer)

/S/ George A. McQuain	President, CEO and Director
George A. McQuain	(principal executive officer)

Exhibit, Financial Statement Schedules, page 39

11.	Please revise the exhibit index to reflect the furnishing of the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as Exhibits 32.1 and 32.2.

The exhibit index on the Form 10-K for the fiscal year ended December 31, 2009 will be amended and re-filed with the Commission to add the following two items:

32.1	Certification of the Chief Executive Officer of Global Axcess Corp. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer of Global Axcess Corp. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 10.4

12.
The Lease filed as Exhibit 10.4 redacts the amount of square footage of the property subject to the lease.  However, we have not granted confidential treatment for such redaction and such square footage is disclosed in “Properties” on page 21.  Please file a complete, un-redacted copy of the lease currently filed as Exhibit 10.4 with your amended Form 10-K.

The missing figure is 5,841 sq. ft.  A complete, un-redacted copy of the lease has been re-filed as Exhibit 10.4 to the Form 10-K/A filed in response to this comment.

13.
We also note that the lease filed as Exhibit 10.4 has been executed by you and the counterparty, but it does not included conformed signatures.  We also note other exhibits that have not been filed with conformed signatures.  Please refile such exhibits with your amended Form 10-K to included a conformed signature in the appropriate section of the documents to show that such documents have been executed.  See Rule 302(a) of Regulation S-T.

The following exhibits to the Form 10-K for the fiscal year ended December 31, 2009, in their original numbering, are being re-filed with the Form 10-K/A being filed in response to this comment, to provide conformed signatures:

Exhibit No.:

3.3, 4.1, 4.2, 4.3, 4.4, 4.5, 10.3, 10.4, 10.7, 10.8, 10.12, 10.14, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24.

Certain exhibits filed with the Form 10-K for the fiscal year ended December 31, 2009 (those originally designated as Exhibits 10.3 and 10.6) have been removed as the Company has determined that they were not required to be filed with such report.  Exhibit 10.3 has been replaced with an exhibit that the Company has determined should have been filed with such report.  Exhibit 10.6 has been omitted from the exhibit list in order to avoid confusing the reader of the Form 10-K/A.

The Form 10-K/A being filed in response to the Commission’s comment letter contains the revised exhibit list.

Exhibit 32.1 and 32.2

14.
Please amend the Form 10-K to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and delete from the first sentence in such certifications the phrase “to the best of my knowledge”.

The Form 10-K for the fiscal year ended December 31, 2009 will be amended to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code and the language “to the best of my knowledge” will be deleted from the first sentence.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 2

15.
Please disclose, by footnote or otherwise, the natural person(s) who control each beneficial owner that is not a natural person.  If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by footnote.

None of the beneficial owners listed in the table on page 2 of the Schedule 14A that are not natural persons have any affiliation to the Company, or the officers or directors of the Company, other than by virtue of their shareholdings in the Company.  All of the information that the Company has about such beneficial owners comes from Schedule 13g filings made with the Commission.  To the extent that such beneficial owners are foreign entities, we do not know their legal status as public or private companies.  From the Schedule 13g filings, we are able to determine the following regarding the natural persons that function as investment advisors or managers for such beneficial owners:

1.	Global Special Opportunities Trust PLC
Russell Cleveland, Renaissance Capital Group, Inc. - Investment Adviser

2.	Rennaissance U.S. Growth Investment Trust PLC
Russell Cleveland, Renaissance Capital Group, Inc. - Investment Adviser

3.	RENN Capital Group, Inc.
Russell Cleveland, Renaissance Capital Group, Inc. - Investment Manager

4.	Doucet Capital, LLC
Chris Doucet, Doucet Capital, LLC - Investment Manager

5.	MidSouth Investor Fund LP
Lyman Heidtke, MidSouth Capital, Inc. – General Partner

Except for the additional information provided above, we have not altered or amended the table on page 2 or any of the footnotes thereto.  To the extent that further narrative clarification is necessary for this item in future filings with the Commission, it will be provided.

Executive Compensation, page 15

Summary Compensation Table for Fiscal Years 2008 and 2009, page 15

16.
Please disclose in footnote 1 whether the amount of option awards presented in the table were computed based on such awards’ aggregate grant date fair value pursuant to FASB ASC Topic 718.  See Item 402(n)(2)(vi) of Regulation S-K.

The following footnote one is hereby made in substitution of the existing footnote one in response to this comment 16:

“(1)  The option awards were valued using the Black-Scholes option pricing model assuming up to 5 year lives, no expected dividend payments, volatility average of approximately 131%, forfeiture rate of 0% and a risk free rate of 5%.  These option awards were computed based on such awards’ aggregate grant date fair value pursuant to FASB ASC Topic 718.”

Stock-Based Compensation, page 16

17.
You state in the first paragraph, third sentence that, as of December 31, 2009, no shares were reserved from warrants granted under your 2002 Plan and 2004 Plan.  In the table on page 23 under Item 5 of your Form 10-K, you disclose that 365,000 shares are authorized for issuance upon exercise of outstanding warrants.  Please reconcile the two disclosures.

The table contained on page 23 under Item 5 of the Form 10-K erroneously reports that 365,000 shares are authorized for issuance upon the exercise of outstanding warrants granted under equity compensation plans.  Such outstanding warrants were not granted under equity compensation plans, and therefore, the table should read as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by security holders
Stock Options	2,889,700	$0.40	193,427
Warrants	–	–	–
Equity compensation plans not approved by security holders	–	–	–
Total	2,889,700	$0.40	193,427

Director Compensation Table, page 18

18.	The amount of total compensation disclosed for Joseph Loughry, III does not equal the sum of his fees earned and the value of his option awards. Please revise.

An inadvertent error was made in the number reported under the Option Awards ($) line item.  That number was intended to have been reported as $4,855, which would have made the total compensation number ($52,855) correct.  However, in response to the Commission’s comment number 19 below, the entire table is revised as set forth in response to that comment.

19.
Please disclose in footnote 2 whether the amount of option awards presented in the table were computed based on such awards’ aggregate grant date fair value pursuant to FASB ASC Topic 718.  Please also clarify why the value of the option awards in the table does not seem to include the fair value of options granted during 2009, as disclosed by the table at the bottom of page 18.  See Item 402(r)(2)(iv) of Regulation S-K.

The following footnote two is hereby made in substitution of the existing footnote one in response to this comment 19:

“(2)  The option awards were valued using the Black-Scholes option pricing model assuming up to 5 year lives, no expected dividend payments, volatility average of approximately 131%, forfeiture rate of 0% and a risk free rate of 5%.  These option awards were computed based on such awards’ aggregate grant date fair value pursuant to FASB ASC Topic 718.”

The Company made an inadvertent error in the calculation of the numbers populating the “Option Awards ($)” column in the table at the top of page 18 of the Schedule 14A.  The Company’s calculations for these numbers took vesting periods into account, instead of calculating the total award amount (without regard to vesting periods), which information was contained in the table at the bottom of page 18.  The relevant portions of the table are amended to read as follows (with all column headings and empty set information remaining as it was reported in the original table on Schedule 14A):

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Walter A. Howell	$ 6,000	$ 14,985		$ 20,985
Lock Ireland	$ 33,600	$ 19,479	$ 4,500	$ 57,579
Robert Landis	$ 12,000	$ 7,689		$ 19,689
Joseph Loughry, III	$ 48,000	$ 12,635		$ 60,635
Alan Rossiter	$ 6,000	$ 12,635		$ 18,635
(1)	George A. McQuain who is a member of our board of directors, has been omitted from this table since he receives no compensation for serving on our board of directors.
(2)
The option awards were valued using the Black-Scholes option pricing model assuming up to 5 year lives, no expected dividend payments, volatility average of approximately 131%, forfeiture rate of 0% and a risk free rate of 5%.  These option awards were computed based on such awards’ aggregate grant date fair value pursuant to FASB ASC Topic 718.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

20.	Please comply with comments 6, 8 and 14, as they apply to the Form 10-Q for the fiscal quarter ended March 31, 2010.

Comment #6

Our business plan calls for the Company to achieve sufficient revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization) and positive cash flows to meet our current and future obligations.  Achieving that business plan is contingent upon being successful in securing new profitable ATM and DVD clients as well as maintaining profitability on existing ATM and DVD locations. If that business plan is achieved, the Company will have sufficient working capital to meet our obligations for the next 12 months.

Comment #8

The Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are also effective during the time period, to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company’s revision to its disclosure given under Item 9A(T) on Form 10-K for the fiscal year ended December 31, 2009, to be made pursuant to comment 7 above, is repeated in response to this comment, and will address this comment in full when provided under Item 4T of the amended Form 10-Q for the fiscal quarter ended March 31, 2010 to be filed with the Commission.

Comment #14

The Form 10-Q for the fiscal quarter ended March 31, 2010 will be amended to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code and the language “to the best of my knowledge” will be deleted from the first sentence.

Signatures, page 27

21.
Please identify the individual that has signed the Form 10-Q in his or her capacity as your principal financial or chief accounting officer, by indicating such capacity underneath such individual’s title.  See General Instruction G to Form 10-Q.

The following individuals signed the Form 10-Q for the fiscal quarter ended March 31, 2010 in their capacities as principal executive officer, principal financial officer, and principal accounting officer:

/S/ Michael J. Loiacono	Chief Financial Officer and Chief Accounting Officer
Michael J. Loiacono	(principal financial officer and principal accounting officer)

/S/ George A. McQuain	President, CEO and Director
George A. McQuain	(principal executive officer)

Form 10-Q for Fiscal Quarter Ended June 30, 2010

22.	Please comply with comments 6, 8, 14 and 21, as they apply to the Form 10-Q for the fiscal quarter ended June 30, 2010.

Comment #6

Our business plan calls for the Company to achieve sufficient revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization) and positive cash flows to meet our current and future obligations.  Achieving that business plan is contingent upon being successful in securing new profitable ATM and DVD clients as well as maintaining profitability on existing ATM and DVD locations. If that business plan is achieved, the Company will have sufficient working capital to meet our obligations for the next 12 months.

Comment #8

The Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are also effective during the time period, to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company’s revision to its disclosure given under Item 9A(T) on Form 10-K for the fiscal year ended December 31, 2009, to be made pursuant to comment 7 above, is repeated in response to this comment, and will address this comment in full when provided under Item 4T of the amended Form 10-Q for the fiscal quarter ended June 30, 2010 to be filed with the Commission.

Comment #14

The Form 10-Q for the fiscal quarter ended June 30, 2010 will be amended to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code and the language “to the best of my knowledge” will be deleted from the first sentence.

Comment #21

The following individuals signed the Form 10-Q for the fiscal quarter ended June 30, 2010 in their capacities as principal executive officer, principal financial officer, and principal accounting officer:

/S/ Michael J. Loiacono	Chief Financial Officer and Chief Accounting Officer
Michael J. Loiacono	(principal financial officer and principal accounting officer)

/S/ George A. McQuain	President, CEO and Director
George A. McQuain	(principal executive officer)

Liquidity and Capital Resources, page 34

23.
Please discuss your expected increases in capital expenditures as a result of your DVD business and your resources for meeting such increase.  We note that your June 18, 2010 Loan and Security Agreement specifically contemplates funds for expenditures towards your DVD business.  See Item 303(b) of Regulation S-K.

Our business plan for our DVD business is capital intensive.  Equipment costs for DVD kiosks are much higher than the equipment costs for ATMs.  If we achieve our business plan in the DVD business and as we sign new clients, we will need capital resources in order to purchase the kiosk equipment.  On June 18, 2010, we entered into a Loan and Security Agreement with Fifth Third Bank which is intended to provide capital resources for growth in both our DVD business and ATM business.  If we cannot raise adequate financing to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate future growth, which could negatively effect our results of operations.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

24.	Please comply with comments 6, 8, 14, 21 and 23, as they apply to the Form 10-Q for the fiscal quarter ended September 30, 2010.

Comment #6

Our business plan calls for the Company to achieve sufficient revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization) and positive cash flows to meet our current and future obligations.  Achieving that business plan is contingent upon being successful in securing new profitable ATM and DVD clients as well as maintaining profitability on existing ATM and DVD locations. If that business plan is achieved, the Company will have sufficient working capital to meet our obligations for the next 12 months.

Comment #8

The Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are also effective during the time period, to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company’s revision to its disclosure given under Item 9A(T) on Form 10-K for the fiscal year ended December 31, 2009, to be made pursuant to comment 7 above, is repeated in response to this comment, and will address this comment in full when provided under Item 4T of the amended Form 10-Q for the fiscal quarter ended September 30, 2010 to be filed with the Commission.

Comment #14

The Form 10-Q for the fiscal quarter ended September 30, 2010 will be amended to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code and the language “to the best of my knowledge” will be deleted from the first sentence.

Comment #21

The following individuals signed the Form 10-Q for the fiscal quarter ended September 30, 2010 in their capacities as principal executive officer, principal financial officer, and principal accounting officer:

/S/ Michael J. Loiacono	Chief Financial Officer and Chief Accounting Officer
Michael J. Loiacono	(principal financial officer and principal accounting officer)

/S/ George A. McQuain	President, CEO and Director
George A. McQuain	(principal executive officer)

Comment #23

Our business plan for our DVD business is capital intensive.  Equipment costs for DVD kiosks are much higher than the equipment costs for ATMs.  If we achieve our business plan in the DVD business and as we sign new clients, we will need capital resources in order to purchase the kiosk equipment.  On June 18, 2010, we entered into a Loan and Security Agreement with Fifth Third Bank which is intended to provide capital resources for growth in both our DVD business and ATM business.  If we cannot raise adequate financing to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate future growth, which could negatively effect our results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

Comparison of Results of Operations for the Three Months Ended December 30, 2010 and 2009, page 27

Cost of Revenues, page 28

25.
Please specify the types of costs related to your DVD business that contributed to the increase in cost of revenues.  See Instruction 3 to Item 303(b) of Regulation S-K and Section III.D to Release No. 33-6835 (May 18, 1989).

The increase in certain types of costs related to the Company’s DVD business contributed to the increase in the cost of revenues for the specified period.  Specifically, with respect to types of costs related to our DVD business, the cost of revenues increased mainly due to (i) the amortized cost of DVDs, and (ii) certain revenue sharing arrangements that call for specified payments to be made to certain clients in our DVD business.  This disclosure will be included in future filings with the Commission containing this item as appropriate.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response.  If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (904) 395.1117 (telephone) or (866) 449-3156 (facsimile).  Thank you.

Very truly yours, /s/ Michael J. Loiacono Chief Financial Officer (principal financial officer) (principal accounting officer)